Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Omeros Corporation for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, and units and to the incorporation by reference therein of our reports dated March 16, 2017, with respect to the consolidated financial statements of Omeros Corporation, and the effectiveness of internal control over financial reporting of Omeros Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Seattle, Washington

August 14, 2017